

May 17, 2013

Via E-mail
Roger R. Hopkins
Chief Accounting Officer
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, TN 37129

>   **Re: National Health Investors, Inc.**
>   **Form 10-K**
>   **Filed February 15, 2013**
>   **File No. 001-10822**

Dear Mr. Hopkins:

We have reviewed your response letter dated May 6, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements, page 54

Note 2. Real Estate, page 58

Acquisitions and New Leases of Real Estate, page 59

1.   We note your response to prior comment five. When you purchase a facility from a third-party owner where the operations are leased by you to the current tenant, please tell us how you considered the tenant relationships and the benefit to you for costs not incurred due to the absence of a lease-up period when you determined there were no intangible assets.

2.	We note your response to prior comment six. For the properties acquired in a sale/leaseback transaction, please tell us how you determined that you did not acquire the healthcare-related operations (i.e. a business) and subsequently lease the business to an operator. Your response should address the nature of what was purchased (i.e medical records, medical equipment, licenses). Also, for the senior living campus and assisted living/memory care facilities, please tell us if you acquired leases with the residents of these properties.

	You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

						Sincerely,

						/s/ Kevin Woody

						Kevin Woody
						Branch Chief